UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934 For the Month of February 2025 Commission File Number: 001-38097
ARGENX SE
(Translation of registrant’s name into English)
Laarderhoogtweg 25 1101 EB Amsterdam, the Netherlands
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ⌧ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE
On February 27, 2025, argenx SE (the “Company’’) issued a press release, an investor presentation and its full year 2024 financial results, copies of which are attached hereto as Exhibits 99.1, Exhibit 99.2 and Exhibit 99.3, respectively, and are incorporated by reference herein.

The information contained in this Current Report on Form 6-K, including Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3, shall be deemed to be incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-225375, 333-258253, and 333-274721), and to be part thereof from the date on which this Current Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBITS
Exhibit	Description
99.1	Press Release dated February 27, 2025
99.2	Investor Presentation dated February 27, 2025
99.3	Full Year 2024 Financial Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARGENX SE
Date: February 27, 2025	By:	/s/ Hemamalini (Malini) Moorthy
Name: Hemamalini (Malini) Moorthy
Title: General Counsel